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                             September 7, 2023

       Sean Hsieh
       Chief Executive Officer
       Concreit Series LLC
       1201 3rd Ave., Suite 2200
       Seattle, WA 98101

                                                        Re: Concreit Series LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed August 22,
2023
                                                            File No. 024-12321

       Dear Sean Hsieh:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed August 22, 2023

       General

   1. We note the disclosure on the prospectus cover page and elsewhere that the "offer and sale of Membership Interests
for each Series shall be made pursuant to a supplement to this
                                                        Offering Circular,
which shall provide information relating to the Series Property such as the description and
specifications of the Series Property, the acquisition price, and other relevant terms of the
purchase of the Series Property (the    Series Supplement   )." Please
                                                        revise the offering
circular to register each separate Series being offered and provide disclosure about each
Property relating to a Series being offered, including financial information. As the
offering must be commenced within two calendar days after the qualification date
pursuant to Rule 251(d)(3)(i)(F) of Regulation A, this disclosure must be included in the
offering circular prior to qualification. We also note your disclosure that "the acceptance of
investor subscriptions may be briefly paused at times in order to allow Concreit to
effectively and accurately process and settle subscriptions that have
 Sean Hsieh
Concreit Series LLC
September 7, 2023
Page 2
       been received." Please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of
       Rule 251(d)(3)(i)(F) of Regulation A.
2. Please delete the Prior Performance Summary section, as it appears that Concreit Series 1
       LLC did not offer programs with similar investment objectives.
3. Please include the signatures for your principal financial officer, principal accounting officer, and a majority of the members of your board of directors. Refer to Instruction 1 to
       Signatures on Form 1-A.
Exhibits

4. The auditor consent filed as exhibit 11 refers to the auditor's report "dated August 14,
       2023," although the auditor's report that is included in your offering circular on page F-1 is dated July 21, 2023. Please revise or advise.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,
FirstName LastNameSean Hsieh
                                                             Division of
Corporation Finance
Comapany NameConcreit Series LLC
                                                             Office of Real
Estate & Construction
September 7, 2023 Page 2
cc:       Saher Hamideh, Esq.
FirstName LastName